April 22, 2010

Keith F. Atkinson
Associate General Counsel, Asset Management Law
TIAA-CREF
8500 Andrew Carnegie Blvd.
Mail Stop C2-07
Charlotte, North Carolina 28262

> Re: TIAA Real Estate Account
> Initial Registration Statement on Form S-1
> File No. 333-165286

Dear Mr. Atkinson:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 5, 2010. The registration statement received a full review. Based on our review, we have the following comments. (Page numbers relate to the courtesy red-lined copy of the prospectus provided by the registrant.)

1. **Facing Page**

   A footnote to the Calculation of Registration Fee table states that the registrant is "carrying forward securities which remain unsold but which were previously registered under the Prior Registration Statements for which filing fees were previously paid." Please include a note stating the dollar amount of the filing fee previously paid that is offset against the currently due filing fee, the file number of the earlier registration statement from which the filing fee is offset, and the name of the registrant and the initial filing date of that earlier registration statement. *See* rule 457(p).

2. **Prospectus Summary (p. 3)**

   a. Please remove the first italicized paragraph of this section, as it is inappropriate to disclaim the contents of a summary section of the full statutory prospectus.

   b. Please include a brief discussion, in plain English, of the death benefit and any other key aspects of the offering in the summary section as per item 503(a) of Regulation S-K.

3. **Investment Strategies (pp. 3 – 5)**

    a. The leverage summary notes that the Account has a goal of not have debt in excess of 30% or "gross asset value." Please clarify what is meant by the phrase "gross."

    b. The discussion of strategies on page 17 notes that the Account may borrow up to 70% of the "then current asset value" of a particular property. Please note this in the leverage summary.

    c. The leverage summary states that the Account may borrow based on a loan to value ratio. It is unclear what is intended by the use of the word "may," *e.g.*, is it intended to convey a limit or is it intended to convey that the Account may borrow based on other guidelines besides LTV?

    d. The summary notes that the Account can invest in certain mortgage related instruments to a "limited" extent. Please clarify what are the constraints being summarized in this manner.

    e. Please clarify supplementally whether the Account may engage in derivatives transactions and, if so, make revisions to the strategy summary and/or discussion, as appropriate.

4. **Summary of Expense Deductions (p. 5)**

    a. Please explain supplementally why the registrant chose to reflect estimated expenses instead of using the expenses for the most recent fiscal year. Please also explain supplementally why the registrant chose to reflect a period other than the Account's fiscal year.

    b. Please clarify any contractual terms of TIAA's fee guarantee (*e.g.*, when the contractual obligation expires) or confirm supplementally that the guarantee extends into perpetuity.

    c. In the expense example, please replace the $1,000 assumption for a $10,000 assumption to allow for an apples-to-apples comparison to required Form N-1A and Form N-4 disclosure.

    d. Footnote 2 to the fee table notes that there are currently no fees for transfers, but that the Account reserves the right charge for transfers in the future. Please disclose in the table the maximum amount that may be charged.

5. **Summary Risk Factors (p. 6)**

   a. Please revise this section to more completely summarize the principal risks. For example, please note the leveraging risk attendant in borrowing up to 70% of a property's current value. As another example, please identify in the summary the various "risks" discussed later in the prospectus of selling and owning real estate. As a third example, please note the risks associated with investments in mortgage backed securities. As a fourth example, please identify the risks of holding foreign investments (*e.g.*, political risk).

   b. The Liquidity Guarantee section notes that TIAA, as provider of the Liquidity Guarantee, may under certain conditions require that certain illiquid assets be sold to provide the Account with liquidity. Please note the associated risk that properties may be sold at times that may depress the proceeds from the sale.

   Separately, please note in the principal risk summary the conflict of interest that TIAA, as both the manager with a fiduciary responsibility to investors in the Account and as provider of the Liquidity Guarantee. In addition, please note in the summary section the separate conflict of interest that TIAA has, as both manager of the Account and as manager of other accounts in purchasing and selling investments.

   c. The prospectus states that "[t]he principal risks include, but are not limited to, the following." Please remove the qualification "but not limited to" and disclose all of the principal risks of investing in the Account.

   d. The Summary of Risk Factors includes "risks of holding foreign investments". Please either include investment in foreign securities as an investment strategy or remove disclosure regarding foreign investments from the principal risks disclosure.

6. **Past Performance (p. 8)**

   a. Please consider including a broad-based index in the average annual total returns table so as to provide an investor some basis for comparison.

   b. Please clarify the extent to which the provided performance reflects expenses of the Account. If certain expenses referred to in the fee table are not reflected in performance, please note that performance would have been lower had those expenses been reflected.

7. **Risks (pp. 11 - 26)**

   a. Please rename this section "Risk Factors" as contemplated by item 503(c) of Regulation S-K. Please also make the corresponding change to the cross-reference on the cover page of the prospectus.

    b. Under "Condemnation", please clarify, to the extent applicable, that condemnation refers to a property being converted to a public use (i.e., through *eminent domain*) and not condemned because the property is deemed unfit for use.

8. The Account's Investment Objective and Strategy (p. 27)

The Investment Strategies disclosure on page 4 of the prospectus describes the use of leverage, while the Investment Strategies on page 27 is silent regarding such investments. The summary disclosure is intended to be a summary of the full investment strategies presented later in the prospectus. As such, please disclose the use of leverage in the page 27 Investment Strategies disclosure.

9. Changing Operating Policies of Winding Down (p. 35)

In the case the Account decides to wind down, please confirm supplementally that the Liquidity Guarantee is capable of ensuring that contract holders can redeem shares at the accumulation unit value.

10. Conflicts of Interest - Liquidity Guarantee (p. 41)

    a. The first paragraph of this section describes possible conflicts of interest, while the second paragraph describes how certain conflicts can be mitigated. However, a description of how the major conflict described on the first paragraph, (*i.e.*, the disposing of properties solely to raise liquidity) is not adequately addressed by the second paragraph (*i.e.*, what would prevent TIAA from selling account properties to maintain a high level of liquidity?) Please revise or advise.

    b. Please clarify what specific authority the independent fiduciary has to change decisions taken by TIAA in any capacity TIAA has that may conflict with its role as investment manager of the Account.

11. Valuing the Account's Assets (p. 48)

Please confirm supplementally the accuracy of the value of the account's assets as the calculation appears to double count certain items. (*e.g.*, The values in the fifth bullet should already be encompassed by the first bullet point.) Also, please clarify over what period the operating income is measured (*i.e.*, since the previous valuation day).

12. Property Portfolios (p. 51)

Please revise the last sentence of the first paragraph for readability.

13. Expense Deductions (p. 55)

Please reconcile the first sentence of the second paragraph following the fee table with the second sentence of the second paragraph following the fee table. (*i.e.*, If adjustments are made at the end of the quarter, there should not be any days remaining in the quarter.)

14. Market Timing / Excessive Trading Policy

Please clarify what other exceptions apply to this policy (*e.g.*, RMD payments, payments to compensate financial advisers, etc.).

15. Appendix B

If any property is not held in fee or is held subject to any major encumbrance, please state that it is not held in fee or is held subject to a major encumbrance and describe briefly how it is held as per item 102 of Regulation S-K.

16. Rule 12h-7 under the Securities Exchange Act of 1934

If the registrant wishes to rely on the exemption in rule 12h-7 to avoid filing the Exchange Act reports of the registrant, please include the statement required by rule 12h-7(f) in the prospectus.

17. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

18. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

19. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products